Exhibit 99.1

Press Release

For immediate release

Banle Energy International Limited Supports Yang Ming’s inaugural B24 Biofuel Bunkering Services in Yantian, Shenzhen

Hong Kong April 15, 2024 (GLOBE NEWSWIRE) – On April 14, 2024, Banle Energy International Limited, a subsidiary of the Banle Group (NASDAQ: BANL), a reputable marine fuel logistic company in the Asia Pacific region, in collaboration with PetroChina Fuel Oil Co. Ltd., is delighted to announce the arrangement of B24 biofuel bunkering services for Yang Ming’s vessel, YM Utility, at a port in Yantian, Shenzhen.

By providing Yang Ming with our B24 biofuel bunkering services, this transaction supports the first B24 biofuel supply in Shenzhen and Yang Ming’s inaugural B24 biofuel bunkering supply in China. As a company actively promoting the use of biofuels, we are making a significant contribution to the International Maritime Organization’s (IMO) goal of reducing greenhouse gas emissions (GHG) from international shipping. The B24 biofuel blend, as indicated by a study, is projected to reduce approximately 20% of Greenhouse Gas (GHG) emissions when compared with conventional fuel oil.

Teck Lim Chia, our Chairman and Chief Executive Officer, expressed his determination to bring positive impacts to the shipping industry, stating: “we are pleased to be part of Yang Ming’s first B24 biofuel bunkering supply in China. This service aligns with our initial initiative of introducing B24 biofuel bunkering in Hong Kong and exporting B24 biofuel to China. As a stakeholder in the shipping industry, we remain committed to promoting biofuel to reduce GHG emissions.”

Banle Group is dedicated to delivering exceptional bunkering services that cater to the evolving needs of the maritime industry. As we focus on expanding our operations in Europe, we continue to forge strategic partnerships and explore new opportunities to provide efficient and reliable solutions.

Photo Caption

B24 biofuel delivered to MV. YM Utility at a port in Yantian, Shenzhen.

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About the Banle Group

Established in 2015, CBL International Limited (Nasdaq: BANL) is the listing vehicle of Banle Group, a reputable marine fuel logistic company in the Asia Pacific region. We are committed to providing customers with one stop solution for vessel refuelling. Banle Group’s business activities are primarily focused in over 55 major ports covering Japan, Korea, China, Hong Kong, Taiwan, Vietnam, Malaysia, Singapore, Thailand, Turkey and Belgium. The Group actively promotes the use of alternative fuels and is awarded with the ISCC EU and ISCC Plus certifications.

Forward-Looking Information and Statements

Certain statements in this announcement are forward-looking statements, by their nature, subject to significant risks and uncertainties. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

CBL INTERNATIONAL LIMITED

(Incorporated in Cayman Islands with limited liabilities)

For more information, please contact:

CBL International Limited

Email: investors@banle-intl.com